Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax Alexander C. Karampatsos PARTNER ALEXANDER.KARAMPATSOS@DECHERT.COM +1 202 261 3402 DIRECT

September 18, 2025

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File Nos. 333-215165 and 811-23222)

Dear Sir or Madam:

Included herewith for filing on behalf of the Registrant, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy of Post-Effective Amendment No. 52 under the 1933 Act to the Registrant’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment contains one prospectus and one Statement of Additional Information relating to the Hartford Equity Premium Income ETF, a new series of the Registrant.

Pursuant to Rule 485(a)(2), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective on December 2, 2025. No fees are required in connection with this filing.

Please contact me at (202) 261-3402 or via email at alexander.karampatsos@dechert.com with any comments or questions concerning this Amendment. Thank you in advance for your consideration.

Sincerely,

/s/ Alexander C. Karampatsos_
Alexander C. Karampatsos

cc:	Alice A. Pellegrino
John V. O’Hanlon
Adam T. Teufel